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Exhibit 7.1

Explanation of the calculation of (loss) earnings per share

        Basic (loss) earnings per common share is based on the net (loss) profit after taxes divided by the weighted average number of common shares outstanding during the year. Diluted (loss) earnings per share is calculated by dividing the net income attributable to ordinary shareholders by the sum of the weighted average number of common shares outstanding and the dilutive effect of the weighted average number of dilutive potential ordinary shares.

Exh 7.1-1

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  Exhibit 7.1
Explanation of the calculation of (loss) earnings per share